07020012

Severn Trent Plc – Notice of Results

Severn Trent Plc (the "Company") will announce its Preliminary Results for the year ended 31 March 2007 on 6 June 2007.

The Company will announce its Interim Results for the year ended 31 March 2008 on 27 November 2007.

Please note that the Company's Annual General Meeting will be held on 24 July 2007.

www.severntrent.com

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